Exhibit (a)(5)(C)

[CIF Logo]

Joshua A. Finkenberg

Director of Acquisitions

August 18, 2003

VIA FEDERAL EXPRESS

Frederick Weissberg

Chairman and President

Dover Investments Corporation

100 Spear Street, Suite 520

San Francisco, CA 94105

Frederick:

California Investment Fund, LLC (“CIF”) would like to open discussions with you regarding a potential acquisition of all outstanding shares of Dover Investment Corporation and the assumption of its debt. Our goal would be to complete a friendly transaction that retains key management and staff beyond closing. I understand that you had previously decided to take no action with respect to Leeward Capital’s proposal, but we would like to explore the possibility directly with you as the Chairman and President of the Company and a co-trustee of The Lawrence Weissberg Revocable Living Trust.

CIF is a private equity group that focuses on value investment opportunities across a wide spectrum of industries. CIF’s goal, in conjunction with the support of the partnering company’s board, management and shareholders, is to take undervalued companies private through acquisition or joint venture. CIF’s interest in Dover Investments Corporation is based primarily on the strength of its balance sheet, current market capitalization and our belief that the market has unfairly penalized the shareholders of Dover due to its thin trading and lack of financial sponsorship from the public capital markets.

We specifically focus on (i) opportunistic investments with significant discounts to tangible book value and (ii) complicated transactions with a mid- to long-term investment horizon that enable CIF to leverage its effective investment expertise. CIF is an ideal financial partner for select companies that wish to explore the benefits of a going private transaction. Some of the benefits of going private with a well-capitalized sponsor, like CIF, include:

•                  Providing management with the ability to focus on the long-term.

•                  Enabling companies to avoid the onerous regulations embodied in the Sarbanes-Oxley Act of 2002.

•                  Creating a tax-efficient method of getting cash into shareholders’ hands at a material premium.

•                  Materially lowering legal, accounting, insurance and PR costs.

Our most recent transaction was the successful $113.0 million going private acquisition of National Service Industries, Inc., completed in June 2003. Since going private, NSI and its 6,600 employees continue its successful businesses without the public market scrutiny and cost that limited management while it traded on the NYSE.

We’ll follow up with a phone call in order to explore this opportunity further.

Sincerely,

/s/ Joshua A. Finkenberg
Joshua A. Finkenberg
Director of Acquisitions

550 West C Street (10th floor) • San Diego, CA 92101-3531 • Telephone: 619.687.5000 • Fax: 619.687.5010